82-1090

CONSOLIDATED MERCANTILE INCORPORATED

04030471

INTERIM REPORT

NOTICE TO READER

Management has compiled the unaudited interim financial information of Consolidated Mercantile Incorporated consisting of the interim consolidated balance sheet as at March 31, 2004 and the interim consolidated statement of operations, retained earnings and cash flows for the three-month period then ended. An accounting firm has not reviewed or audited this interim financial information.

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED BALANCE SHEET

MARCH 31, 2004

	(Unaudited) March 31 2004	December 31 2003
ASSETS		
CURRENT		
Cash and cash equivalents	$ 17,631,006	$ 1,475,320
Short-term investments	86,271	84,277
Accounts and notes receivable	5,861,479	37,622,193
Due from joint venture	-	1,089,135
Income taxes receivable	159,720	178,581
Inventories	6,706,826	45,256,246
Prepaid expenses	145,812	2,988,216
Future income taxes	-	1,967,300
	30,591,114	90,661,268
INVESTMENTS	9,928,921	496,714
PROPERTY, PLANT AND EQUIPMENT	2,111,255	52,075,544
FUTURE INCOME TAXES	417,800	2,184,916
INTANGIBLE AND OTHER ASSETS	118,720	3,663,662
	$ 43,167,810	$ 149,082,104
LIABILITIES		
CURRENT		
Bank indebtedness	$ 2,967,993	$ 19,727,764
Accounts payable and accruals	4,898,437	40,127,699
Income taxes payable	2,586,500	2,648,998
Future income taxes	-	81,751
Current portion of long-term debt	-	6,200,731
	10,452,930	68,786,943
LONG-TERM DEBT	1,087,500	28,137,868
NON-CONTROLLING INTEREST	3,410,560	25,384,536
FUTURE INCOME TAXES	170,300	4,960,648
	15,121,290	127,269,995
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	2,597,658	2,597,658
CONTRIBUTED SURPLUS	59,411	59,411
CUMULATIVE TRANSLATION ACCOUNT	(760,250)	(1,474,768)
RETAINED EARNINGS	26,149,701	20,629,808
	28,046,520	21,812,109
	$ 43,167,810	$ 149,082,104

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

THREE MONTHS ENDED MARCH 31, 2004

	(Unaudited)	
	2004	2003
SALES	$ 76,731,008	$ 50,776,511
COST OF SALES	60,801,573	38,467,542
	15,929,435	12,308,969
OTHER INCOME		
Interest income	20,669	7,835
EXPENSES		
Selling and administrative	15,189,234	9,214,797
EARNINGS FROM OPERATIONS	760,870	3,102,007
Amortization	2,972,069	2,318,560
Interest on long-term debt	381,780	381,916
	3,353,849	2,700,476
EARNINGS (LOSS) BEFORE THE UNDERNOTED	(2,592,979)	401,531
Gain on sale of investment in consolidated subsidiary	8,903,088	-
EARNINGS BEFORE INCOME TAXES	6,310,109	401,531
Income taxes	1,542,183	190,441
EARNINGS BEFORE THE FOLLOWING	4,767,926	211,090
Non-controlling interest	780,524	(82,858)
Equity in earnings of investee	916	2,818
Loss on dilution of investment in equity investee	(29,473)	-
	751,967	(80,040)
NET EARNINGS FOR THE PERIOD	5,519,893	131,050
RETAINED EARNINGS, beginning of period	20,629,808	18,207,460
RETAINED EARNINGS, END OF PERIOD	$ 26,149,701	$ 18,338,510
EARNINGS PER SHARE		
Basic	$ 1.12	$ 0.02
Fully diluted	$ 1.04	$ 0.02
Weighted average number of common shares		
Basic	4,922,601	4,863,810
Fully diluted	5,321,399	5,739,771

Notes to Interim Financial Statements

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited consolidated financial statement do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2003.

In March 2004, the Company sold a portion of its investment in Polyair Inter Pack Inc. ("Polyair"), the Company's specialty cover and packaging subsidiary, reducing its investments to 23%. These unaudited consolidated financial statements include the consolidation of the results of operations of Polyair up to the time of disposition (four month period ended February 2004 compared to the three month period ended January 31, 2003 in the prior year). As the Company and Polyair no longer have a parent-subsidiary relationship, financial results of Polyair will now be accounted for on the equity basis.

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2004

	(Unaudited)	
	2004	2003
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net earnings for the period	$ 5,519,893	$ 131,050
Amortization	2,972,069	2,318,560
Gain on sale of investment in consolidated subsidiary	(8,903,088)	-
Future income taxes	(38,000)	(10,100)
Non-controlling interest	(780,524)	82,858
Equity in earnings of investee	(916)	(2,818)
Loss on dilution of investment in equity investee	29,473	-
Purchase of short-term investments	(1,994)	5,468
	(1,203,087)	2,525,018
Change in non-cash components of working capital	56,734	(3,040,801)
Net cash flows of deconsolidated subsidiary	(1,669,723)	-
	(2,816,076)	(515,783)
FINANCING ACTIVITIES		
Increase in bank indebtedness	552,993	2,624,629
Issuance of shares by consolidated subsidiary	-	6,000
Purchase of shares by consolidated subsidiary for cancellation	-	(994,800)
Repayment of long-term debt	(674,623)	(1,091,265)
	(121,630)	544,564
INVESTING ACTIVITIES		
Proceeds on disposal of investment	20,283,465	-
Cash disposed of on deconsolidation of subsidiary	(1,170,886)	-
Purchase and deposits on building and equipment	(19,187)	(2,995,455)
Due from joint venture	-	(517,669)
	19,093,392	(3,513,124)
Effect of foreign currency translation on cash balances	-	(522,420)
CHANGE IN CASH POSITION	16,155,686	(4,006,763)
Cash and cash equivalents, beginning of period	1,475,320	5,600,840
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 17,631,006	$ 1,594,077

Supplemental cash flow information:

Income taxes paid	$ 715,787	$ 4,231,187
Interest paid, net	$ 836,766	$ 320,159

Segmented information for the three months ended March 31
(expressed in thousands of dollars)

		2004	2003
Net sales	Packaging Products	$ 44,211	$ 32,144
	Pool Products	22,155	5,888
	Furniture	10,365	12,745
		$ 76,731	$ 50,777
Operating profit (loss)	Packaging Products	$ 6,962	$ 5,591
	Pool Products	(2,974)	(676)
	Furniture	(263)	271
		$ 3,725	$ 5,186
Total assets	Packaging Products	$ -	$ 70,067
	Pool Products	-	19,346
	Furniture	14,929	15,210
	Corporate	28,239	12,956
		$ 43,168	$ 117,579
Capital expenditures	Packaging Products	$ -	$ 2,446
	Pool Products	-	133
	Furniture	19	100
	Corporate	-	316
		$ 19	$ 2,995

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2004

In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair"), previously the Company's specialty pool cover and packaging subsidiary, to Glencoe Capital LLC ("Glencoe"), a Chicago-based private equity firm. Under the terms of the agreement, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. This sale has substantially enhanced the Company's working capital and allows us to build on our expanded equity base.

The financial results for Polyair have been consolidated up to the date of sale. Polyair's fiscal year end is October 31 and, accordingly, the unaudited Consolidated Statement of Operations for the three months ended March 31, 2004 includes the results of Polyair for the four months ended February 29, 2004. The Company and Polyair no longer have a parent–subsidiary relationship. The Company's 23% interest in Polyair is now accounted for using the Equity Method and, accordingly, the assets and liabilities of Polyair are not reflected in the Company's March 31, 2004 unaudited Consolidated Balance Sheet. The Company's equity holdings in Polyair are now shown under Investments.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

The Company's working capital amounted to $20.1 million at March 31, 2004 compared to $21.9 million at December 31, 2003. The ratio of current assets to current liabilities was 2.93:1 at March 31, 2004 and 1.32:1 at December 31, 2003. The decrease in working capital and the increase in the working capital ratio resulted from the deconsolidation Polyair and the Company's recent sale of a part of its holdings therein.

Accounts Receivable decreased by $31.7 million from December 31, 2003 to $5.9 million and Inventories decreased by $38.6 to $6.7 million during the same period. Accounts Payable decreased by $35.2 million from December 31, 2003 to $4.9 million. The Company's total debt decreased to $4.1 million as at March 31, 2004, compared to $54.1 million at December 31, 2003. These substantial decreases were a result of the deconsolidation of Polyair.

Accounts Receivable for Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary, remained fairly constant. Distinctive's Inventories at March 31, 2004 increased by approximately $1.0 million from December 31, 2003 due to increased inventory levels required to service expected customer demand. Accounts Payable, excluding the decrease resulting from the deconsolidation of Polyair, increased by approximately $700,000. This increase was due to costs associated with sale of Polyair.

During the three months ended March 31, 2004, the Company's cash position increased by $16.2 million to $17.6 million from $1.5 million at December 31, 2003. The increase was due to the following:

- Operating Activities, inclusive of Polyair until the date of sale, decreased cash by $2.8 million as a result of cash utilized in operations;
- Financing Activities utilized $121,630 in cash in the repayment of long-term debt; and
- Investing Activities increased cash by $19.1 million as a result of the proceeds received from the sale of Polyair shares. This was partially offset by cash disposed of on the deconsoldiation of Polyair

As at March 31, 2004, Distinctive had unused available borrowing capacity of approximately $7.0 million under its credit facility.

The following table summarizes the Company's consolidated contractual obligations as at March 31, 2004:

	Total	Less than 1 year	1 to 3 years	4-5 years	After 5 years
Long-term Debt	$1,087,500	$ Nil	$ 550,000	$Nil	$ 537,500
Lease Obligations	$3,223,124	$1,126,833	$2,069,076	$27,215	$ Nil
Total Contractual Obligations	$4,310,624	$1,126,833	$2,619,076	$27,215	$ 537,500

RESULTS OF OPERATIONS

The following tables set forth items derived from the unaudited consolidated statements of earnings (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters:

Fiscal 2004	First Quarter
Sales	$76,731
Net earnings	5,519
Earnings per share	
Basic	$1.12
Diluted	$1.04

Fiscal 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$50,777	$59,286	$78,970	$65,479
Net earnings	131	810	936	992
Earnings per share				
Basic	$0.02	$0.16	$0.19	$0.20
Diluted	$0.02	$0.15	$0.17	$0.18

Fiscal 2002	Second Quarter	Third Quarter	Fourth Quarter
Sales	$60,090	$60,583	$67,663
Net earnings	474	845	1,317
Earnings per share			
Basic	$0.09	$0.17	$0.26
Diluted	$0.08	$0.15	$0.23

First Quarter ended March 31, 2004

Sales. Sales for the three months ended March 31, 2004 were $76.7 million, an increase of $25.9 million as compared to $50.8 million for the first quarter of fiscal 2003. The increase in sales was due to an increase of $ 16.3 million in the sale of pool products driven by the May 2003 acquisition of Atlantic/Jacuzzi product lines, an increase in sales of packaging products, and the inclusion of an additional month of Polyair sales to include the results thereof to the date of sale of a portion of the Company's investment therein. Polyair will now be accounted for using the equity method and, accordingly, revenues and expenses from this investment will no longer be recorded. Furniture sales for the first quarter decreased as a result of the difficult environment for retailers.

Gross Margins. Gross margin as a percentage of sales decreased to 20.8% for the first quarter of 2004 compared with 24.2% for the comparable 2003 period. The gross margin decrease was due to the increase in cost of certain raw materials and the infrastructure costs related to the Atlantic/Jacuzzi product operations.

Selling and Administrative Expenses. Selling and administrative expenses for the three months increased due to the inclusion of an additional month of Polyair expenses to include the results thereof to the date of sale of a portion of the Company's investment therein. Selling and administrative expenses as a percentage of sales for the first quarter of 2004 were 19.8% , compared to 18.1% for 2003. The increase was due to increases in personnel and related expenses required to support the new Atlantic/Jacuzzi product operations.

Other Expenses. During the first quarter of 2004 and 2003 the Company incurred other expenses of $3.4 million and $2.7 million respectively. The increase in 2004 was attributable to the inclusion of the additional month of Polyair as previously noted.

Gain on Sale of Investment. In March 2004, the Company sold a portion of its investment in Polyair for a total consideration of $20,283,465 resulting in a gain of $8,903,088.

Income Tax Provision. The effective tax rate decreased to 24.4% for the first quarter of 2004, compared to 47.4% for the comparable 2003 period. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to the capital gain tax treatment on the gain on sale of the investment in Polyair and certain non-deductible expenses.

Net Earnings. The Company reported net earnings of $5,519,893 in the first quarter of 2004, compared with net earnings of $131,050 in the first quarter of 2003. The increase in 2004 was as a result of the gain on the sale of a portion of the Company's investment in Polyair. This gain was partially offset by the losses generated by Polyair as a result of the increase in material costs and the incremental costs required to support the larger Pool segment. Polyair's quarterly results were impacted by the seasonality of the products sold as there is a greater sales volume concentration in the spring and summer seasons.

Inflation
Inflation has not had a material impact on the results of the Company's operations in its last quarter, and it not anticipated to materially impact on the Company's operations during its current fiscal year.

Fiscal Year ended December 31, 2003

General

The following table sets forth items derived from the consolidated statement of earnings expressed in thousands of dollars from each of the three years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Sales	$254,512	$240,934	$225,858
Gross profit	62,698	61,765	53,371
Expenses	51,851	49,429	47,149
Earnings for the year	2,869	2,853	1,245

Sales
Sales for the fiscal year ended December 31, 2003 increased to $254.5 million, compared with $240.9 million for the fiscal year ended December 31, 2002 and $225.9 million for the fiscal year ended December 31, 2001. Polyair's sales were $207.6 million for fiscal 2003, representing an increase of approximately 10.6% over the comparable 2002 period. Polyair's sales for fiscal 2002 were $187.6 million, an increase of approximately 9.2% over 2001. The increase in Polyair's sales was a result of organic growth in the packaging segment and the Atlantic/Jacuzzi asset purchase in the pool segment, which contributed approximately $27.3 million of sales. Increased sales volume of products through the retail network and e-business continued to be the major contributors to the increase in packaging sales. Distinctive's sales were $46.9 million for 2003, $53.2 million for 2002 and $54.0 million for 2001. The decrease in furniture sales in 2003 was as a result of the current economic environment for retailers.

Gross Margins
Gross margin as a percentage of sales decreased to 24.6% for the year ended December 31, 2003, compared with 25.6% for the year ended December 31, 2002 and 23.6% for the year ended December 31, 2001. The decrease in 2003 was primarily due to increase in cost of certain raw materials and the lower gross margin on Polyair's Atlantic/Jacuzzi sales, as Polyair absorbed costs related to the acquisition and integration of these product lines. The improved gross margin for 2002 versus 2001 was due to lower material costs, favourable product mix and higher overhead absorption due to increased volumes.

Selling and Administrative Expenses
Selling and administrative expenses as a percentage of sales for the fiscal year ended December 31, 2003 was 16.1%, compared to 15.4% for the fiscal year ended December 31, 2002 and 15.5% for the fiscal year ended December 31, 2001. The increase was primarily attributable to the incremental costs of the acquired Atlantic/Jacuzzi business.

Other Expenses
During the fiscal year ended December 31, 2003, the Company incurred other expenses of approximately $10.9 million, compared with $12.4 million and $12.1 million during the fiscal years ended December 31, 2002 and 2001 respectively. The decrease of approximately $1.5 million over 2002 was primarily attributable to a decrease in amortization of property, plant and equipment and a non-recurring debt settlement cost incurred in 2002. The net increase in 2002 over 2001 was caused by an increase in amortization resulting from property, plant and equipment acquisitions and a reduction in interest expenses due to lower average borrowings and lower interest rates.

Income Tax Provision
The Company is subject to normal tax credits and is taxed at the usual Canadian corporate rates. The combined federal and provincial tax rate was 36.6% for the fiscal year ended December 31, 2003, 39.0% for the fiscal year 2002 and 42.4% for 2001. The effective tax rate for the fiscal year ended December 31, 2003 was 39.0% compared with 41.8% for fiscal 2002 and 44.9% for fiscal 2001.

Net Earnings
The Company reported net earnings of $2.9 million in fiscal 2003, compared with net earnings of $2.9 million in 2002 and $1.2 million in 2001.

Inflation
Inflation did not have a material impact on the results of the Company's operations in its last fiscal period.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

In 2001, the Company issued a convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation. This debenture bears interest at 11.9% per annum, with interest payable in advance on a quarterly basis, due September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. $550,000 of this debenture remains outstanding as at March 31, 2004. Fred Litwin, the President, a director and controlling shareholder of the Company, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

The Company had previously conveyed two officers and an officer of a subsidiary (the "Optionees") options to purchase up to seven and three quarter percent (7 ¾%) of the Company's common share holdings in Polyair. During the period under review, the Company and the Optionees agreed to cancel options for five and one quarter percent (5 ¼%) of the Company's common share holdings in Polyair in return for the aggregate payment of $1.7 million to the Optionees, being the difference between the market price and the option price for the Polyair shares at the time of cancellation of the options.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at March 31, 2004:

	Authorized	Issued
Class A Preference shares	Unlimited	315,544
$0.04 non-cumulative, non-voting, non-participating, redeemable		
Preference shares, issuable in series	Unlimited	Nil
Common shares	Unlimited	5,087,660
Share Options		
Options issued and outstanding under share options plan		332,500
Share Purchase Warrants		
Warrants issued and outstanding pursuant to long-term debt agreement (Each warrant entitles the holder to purchase 1.75 Common shares at $3.00 per share) Warrants expire on September 7, 2006		159,523
Convertible Debenture		
The debenture holder has the right to convert the debenture into Common shares at the price of $3.00 per share until September 8, 2006 Number of Common shares to be issued upon conversion		183,334

RISK AND UNCERTAINTIES

The Company's operating results are reported in Canadian dollars. Historically, approximately 80% of Polyair's and 25% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair will now be accounted for using the equity method and revenues and expenses from this investment will no longer be recorded, the equity results therefrom will still have a direct impact on the results of the Company. The average quarterly exchange rate for income statement translation was $1.31 in 2004 and $1.56 in 2003. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair, the Company's investee company. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, Polyair and Distinctive may hedge their currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Demand and pricing for certain of Polyair's protective packaging and pool accessory products are cyclical and seasonal in nature and are subject to general economic conditions that affect market demand. Adverse spring weather may affect pool product sales volumes. Polyair seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S., and with new product introductions and innovations.

Polyair is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. During fiscal 2003, Polyair purchased the pool product assets from Jacuzzi Inc. and Jacuzzi Leisure Products Ltd. Included in these assets was a property in Toronto, Ontario with an environmental ground water deficiency that is not a health hazard requiring remedial action. Polyair's management has reserved for the costs to remediate the property. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

Consistent with other business, Polyair and Distinctive face a certain degree of credit risk arising from the sales of products on credit terms to customers. Due to the diversity of their customer base, Polyair and Distinctive are not exposed in a material manner to credit risk from any one customer. Polyair and Distinctive attempt to mitigate credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly.

Polyair and Distinctive use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk related to changes in commodity prices related to these components.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

Allowance for Doubtful Accounts – Polyair and Distinctive maintains accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorates.

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. However changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

During fiscal 2003, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, the impact of which the Company is currently assessing (see notes – "Summary of Significant Accounting Policies" to the consolidated financial statements for the fiscal year ended December 31, 2003).